TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

It is a pleasure to report that the first quarter of 1999 was the best quarter in Mueller's history. Net earnings rose 13 percent compared with the same quarter of 1998. Net sales, pounds shipped and operating income all posted double digit gains. Net earnings were $21.7 million, or 55 cents per diluted share, compared to $19.3 million, or 49 cents per diluted share, for the first quarter of 1998.

Net sales for the first quarter were $287.8 million, an increase of 27 percent over sales of $226.7 million for the same quarter of 1998. We shipped 208 million pounds of product, compared with 156 million pounds in the first quarter of 1998. This increase in product shipments includes volume from businesses acquired in 1998.

Mueller invested $55 million in capital additions and improvements in 1998. An additional $50 million has been budgeted for 1999. Our largest proposed project is the modernization of our recently-acquired tube mill in Wynne, Arkansas.

We are pleased to report that our new copper casting facility in Fulton, Mississippi is now operating. This facility permits the use of a mix of copper scrap and cathode which can result in savings when the spread between the cost of scrap and the cost of cathode widens.

B&K Industries, Inc., acquired in August 1998, is proving to be an excellent complement to Mueller's manufacturing operations. B&K's expertise in serving the retail marketplace has already allowed Mueller to establish major new national accounts.

Our European tube businesses are continuing to improve operationally; we expect these businesses to break even by the second half of this year.

In December 1998, we completed a $125 million unsecured bank financing on attractive terms. In addition, we have available a $100 million line of credit, none of which has been drawn against.

The U.S. housing industry continues to be vibrant. Housing starts are running at an annual rate of 1.8 million units, nine percent above the rate one year ago. Mortgage rates remain very attractive, at around seven percent for a 30-year loan. Consumer confidence is high and the index of leading indicators has risen for the last five months. These signs indicate continuing underlying strength for the U.S. housing industry, which bodes well for our business.

Our Annual Stockholders' Meeting will be held at Mueller's headquarters in Memphis, Tennessee on May 6, 1999. You should have already received the notice of the meeting, as well as proxy material and the 1998 Annual Report. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.


Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board


/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer


April 14, 1999

Historical Analysis (1994-1999) of Quarterly
Earnings Before Tax and Earnings Per Share

Mueller's earnings have grown substantially over the past five years. In the first quarter of 1999, our Company earned $31.2 million before tax, compared with $6.7 million for the same quarter of 1994, an increase of 366 percent. Diluted earnings per share have risen 450 percent, from $0.10 to $0.55.

[GRAPH]

First Quarter Diluted Earnings Per Share

     1994             $0.10
     1995              0.27
     1996              0.34
     1997              0.40
     1998              0.49
     1999              0.55


Earnings Before Tax (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0         26.1         25.7        109.3
1999               31.2


Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50         0.47         0.45         1.90
1999               0.55

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         March 27,1999        March 28,1998
Net sales                                $   287,840          $   226,652

Cost of goods sold                           221,740              175,457
Depreciation and amortization                  8,990                5,584
Selling, general, and
   administrative expense                     25,179               17,842
                                          ----------           ----------
Operating income                              31,931               27,769

Interest expense                              (2,861)              (1,352)
Environmental reserves                             -                 (600)
Other income, net                              2,129                2,723
                                          ----------           ----------
Income before taxes                           31,199               28,540
Income tax expense                            (9,516)              (9,275)
                                          ----------           ----------

Net income                               $    21,683          $    19,265
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           35,833               35,100
                                          ==========           ==========

Basic earnings per share                 $      0.61          $      0.55
                                          ==========           ==========

Diluted:
Weighted average shares outstanding           39,615               39,547
                                          ==========           ==========

Diluted earnings per share               $      0.55          $      0.49
                                          ==========           ==========













MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                         March 27,1999      Dec. 26, 1998
ASSETS
Cash and cash equivalents                $    90,133        $    80,568
Accounts receivable, net                     181,598            155,601
Inventories                                  123,548            134,732
Other current assets                           9,342             11,423
                                          ----------         ----------
     Total current assets                    404,621            382,324

Property, plant and equipment, net           376,632            379,082
Other assets                                 107,717            113,288
                                          ----------         ----------
                                         $   888,970        $   874,694
                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    32,577        $    19,980
Accounts payable                              50,356             46,641
Other current liabilities                     68,660             75,953
                                          ----------         ----------
     Total current liabilities               151,593            142,574

Long-term debt                               156,909            174,569
Other noncurrent liabilities                  58,349             55,075
                                          ----------         ----------
     Total liabilities                       366,851            372,218

Minority interest in subsidiaries                354                354

Stockholders' equity                         521,765            502,122
                                          ----------         ----------
                                         $   888,970        $   874,694
                                          ==========         ==========















                                     -5-